SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of September, 2002

                        CALLAHAN NORDRHEIN-WESTFALEN GMBH

                            Gustav-Heinemann-Ufer 54
                               50968 Koln, Germany

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  [X]                            Form 40-F  [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [  ]                                No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.



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OTHER EVENTS

On September 20, 2002, "Amtsgericht" (Local Court) Cologne issued a press release relating to the opening of insolvency proceedings in Cologne, Germany. The press release is attached hereto as Exhibit 99.1 and is incorporated by reference into this Form 6-K.















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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        CALLAHAN NORDHEIN-WESTFALEN GMBH



                        By: /s/ DR. WOLFGANG DELHAES
                            ----------------------------------
                        Name: Dr. Wolfgang Delhaes
                        Title: Bankruptcy Receiver

Dated: November 18, 2002







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                                 EXHIBIT INDEX


Exhibit                 Description
-------                 -----------

99.1                    Press Release dated September 20, 2002












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